Exhibit 99.1

Obsidian Energy Announces Operational Update and Investor Day Details

CALGARY, Oct. 10, 2018 /CNW/ – OBSIDIAN ENERGY LTD. (TSX – OBE, NYSE – OBE.BC) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is pleased to announce an operational update and timing details for our third quarter results and Investor Day.

Operational Update

Obsidian Energy is on track to deliver meaningful 2019 light oil production growth from our Willesden Green Cardium program. The second half 2018 Cardium drilling program has been evaluated across a range of pricing and crude oil differentials. With the expected well rates and costs, Obsidian Energy anticipates competitive economic returns with the current outlook on Canadian dollar light oil differentials.

The first rig in Willesden Green finished drilling the three well 08-09 pad within the Crimson Lake unit. These wells will be completed in mid-October, with production expected to be online in mid-November. The wells are directly offsetting five wells from earlier this year which averaged 650 boe per day per well (85 percent oil) for the first 30 days of production. During drilling operations at 08-09, we noted very similar geological structure and quality, drilling rates, and strip log readings to the offset wells drilled from the five wells earlier this year. The second well on this pad is our new pacesetter for wells that require intermediate casing. We drilled this well in less than 13.4 days, approximately 20 percent faster than our H1 2018 program.

We now have two active rigs in the Cardium just east of the North Saskatchewan River in the Eastern flank of Willesden Green. The rigs are drilling directly offsetting a two well pad from earlier this year which averaged approximately 375 boe per day per well (87 percent oil) for both the first 30 and 60 days of production. The first rig has finished drilling the first well on our two well 14-01 pad, and completions for the pad will begin in late October. We drilled all 4,100 meters of main hole in this monobore well using a single bottom-hole assembly. The second rig has finished drilling its second well on the three well 04-06 pad. Fracturing operations will begin on this pad in mid-November.

Between the two rigs we have in the area, we are drilling the seventh and eighth wells of our 15 well second half program. We continue to expect five of the 15 wells to be producing by December 31, with the remaining 10 wells coming on production early in the first quarter of 2019.

Our single, second half 2018 Deep Basin well was rig released on July 28 and fracked in early-August. Drilling and completion costs came in on budget and strong production rates came online in late August. The well averaged 1,430 boe per day over the first 30 days of production, with liquids ratios better than expected at approximately 85 bbls/mmcf (approximately 490 bbl/d), of which 55 bbls/mmcf (approximately 325 bbl/d) is free condensate.

In Peace River, we are currently drilling the fourth well of our four well second half program. We have averaged 8 legs per well and reservoir characteristics look strong with good oil shows. Oil production from the first two well pad is expected to come online within the next week, and the next two well pad is scheduled to come online in mid-November. The Peace River joint industry gas gathering system and gas plant was on-stream in advance of the September 30, 2018 Alberta Energy Regulator Directive-84 regulatory deadline. Current plant throughput is approximately 3,500 mcf per day net to Obsidian Energy.

Third Quarter Results and 2019 Budget to be Announced November 8, 2018

Obsidian Energy is expected to release its third quarter 2018 financial and operating results and 2019 Budget on November 8, 2018 before markets open in North America. In addition, the third quarter management’s discussion and analysis and the unaudited consolidated financial statements will be available on our website at www.obsidianenergy.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov in due course.

There will be no conference call accompanying the quarterly release as management will be giving a comprehensive presentation via webcast during Investor Day the following week.

Investor Day to be Held November 15, 2018

The presentation will begin at 9:00 am Mountain Time (11:00 am Eastern Time) and will offer the investment community a comprehensive technical overview of our current operations, long term development potential and corporate strategy. The event will be held in Calgary for analysts and sales representatives and simultaneously webcast for the broader investment community. Webcast details will be announced with our third quarter results expected to be disseminated on November 8, 2018.

Obsidian Energy shares are listed on both the Toronto Stock Exchange under the symbol “OBE” and the New York Stock Exchange under the symbol “OBE.BC”.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: taking into account the expected well rates and costs in the Willesden Green Cardium program, the anticipated competitive economic returns with the current outlook on Canadian dollar light oil differentials; that we will hold an Investor Day, the contents of that presentation and that there will be a webcast as well; the expected date for the dissemination of our third quarter results and 2019 Budget; that there will be no conference call with the third quarter results release; and the expected timing for completion and production of certain wells, pads and fracturing operations.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things that we do not dispose of any material producing properties; our ability to execute our long-term plan as described herein and in our other disclosure documents and the impact that the successful execution of such plan will have on our Company and our shareholders; that the current commodity price and foreign exchange environment will continue or improve; future capital expenditure levels; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future crude oil, natural gas liquids and natural gas production levels; future exchange rates and interest rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including weather, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability to renew or replace our syndicated bank facility and our ability to finance the repayment of our senior notes on maturity; and our ability to add production and reserves through our development and exploitation activities.

Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that we will not be able to continue to successfully execute our long-term plan in part or in full, and the possibility that some or all of the benefits that we anticipate will accrue to our Company and our securityholders as a result of the successful execution of such plans do not materialize; the possibility that we are unable to execute some or all of our ongoing asset disposition program on favourable terms or at all; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); and the other factors described under “Risk Factors” in our Annual Information Form and described in our public filings, available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Additional Reader Advisories

Oil and Gas Information Advisory

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

Abbreviations

Oil		Natural Gas
bbl	barrel or barrels	mcf	thousand cubic feet
bbl/d	barrels per day	mmcf	million cubic feet
boe/d	barrels of oil equivalent per day	mmcf/d	million cubic feet per day

OBSIDIAN ENERGY: Suite 200, 207 – 9th Avenue SW, Calgary, Alberta T2P 1K3, Phone: 403-777-2500, Fax: 403-777-2699, Toll Free: 1-866-693-2707, Website: www.obsidianenergy.com; Investor Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations@obsidianenergy.com